SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277 USA
Phone 704-752-4000
Fax 704-752-4505

Writer’s Direct Dial: (704) 752-4485
Writer’s Fax: (704) 752-7412
E-mail Address: kevin.lilly@spx.com

July 10, 2006

Securities and Exchange Commission
Office of Global Security Risk
100 F Street, NE
Washington, DC 20549
Attn:  Mr. James Lopez

Re:        SPX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
Response Letter Dated April 4, 2006
File No. 1-6948

Dear Mr. Lopez:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, the “Company”) to a comment on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated May 17, 2006.

The Staff’s comment is restated below in bold type, and is followed by the Company’s response.

General

1.                                       We have reviewed your response of April 4, 2006. Please describe for us the uses made of the products sold into Iran by your non-U.S. subsidiaries. Describe the types of products sold into Iran by your non-U.S. subsidiaries other than EAR 99 goods. Address specifically whether any of those products are sold to entities owned or controlled by the Iranian government, and whether any have potential military application. If your products are used for military purposes, have potential military application or are sold to entities owned or controlled by the Iranian government, please expand your qualitative materiality analysis to address such factors.

Discussion

At the outset we emphasize that sales of products by the Company’s non-U.S. subsidiaries into Iran are in full compliance with governing U.S. laws and regulations; that is, there is no involvement by U.S. persons in any such sales and such sales do not contain U.S. origin components in violation of U.S. laws.

The Company neither believes nor is aware of any evidence indicating that any of its non-U.S. subsidiaries have sold products to the Iranian government. The Company’s non-U.S. subsidiaries do sell products to certain companies in Iran which we believe are owned or controlled to some extent by the Iranian government; however, we do not believe, and are not aware of any evidence indicating, that any such products, if they were subject to the Bureau of Industry and Security of the Department of Commerce (“BIS”) jurisdiction and its ECCN classification system, would be non-EAR 99 goods. Further, the Company neither believes nor is aware of any evidence indicating that any of the products sold by its non-U.S. subsidiaries into Iran would be considered “dual use” items as defined by BIS; namely, items that “have both commercial and military or proliferation applications.”  (15 C.F.R. Part 770). The products sold by the Company’s non-U.S. subsidiaries into Iran include pumps, industrial mixers, filters, cooling towers, and tools for automotive repair, all of which are designed and designated for civilian uses, such as agricultural, manufacturing, mining, oil production and other industrial processes. Finally, the Company does not believe, and is not aware of any evidence indicating, that any of the products sold by its non-U.S. subsidiaries into Iran have been used for military purposes.

Analysis

The qualitative analysis previously provided by the Company took into account that certain sales of products into Iran by the Company’s non-U.S. subsidiaries are to entities that may be owned or controlled by the Iranian government. Based on publicly available materials, it appears that economic activity in Iran may be largely controlled by the state and that the Iranian government may own, have an ownership interest in, or control virtually all Iranian industry or industry doing business in Iran. Even companies with significant or majority non-Iranian ownership have Iranian involvement and could be viewed as being controlled to some extent by the Iranian government given the nature of the Iranian economic system.

The Company does not believe that any of the products sold by its non-U.S. subsidiaries into Iran are non-EAR 99 goods or “dual use” items or have potential military application; rather, such products are designed and designated for civilian uses, such as agricultural, manufacturing, mining, oil production and other industrial processes. In addition, the Company does not believe, and is not aware of any evidence indicating, that any of the products sold by its non-U.S. subsidiaries into Iran have been used for military purposes, and Company policy does not permit such sales. Finally, as mentioned in its previous letter dated April 4, 2006, sales by the Company’s non-U.S. subsidiaries into Iran amount to significantly less than 1% of Company sales in any given year. In these circumstances, the Company respectfully submits that it is neither necessary nor appropriate to disclose that certain of its non-U.S. subsidiaries sell a de minimis amount of products into Iran in compliance with law since such a disclosure is not likely to be material to investors.

In connection with this response, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss the Company’s responses to your comment, please contact the undersigned via telephone at (704) 752-4485 or via e-mail at kevin.lilly@spx.com.

Very truly yours,

/s/ Kevin L. Lilly

Kevin L. Lilly
Vice President, Secretary,
and General Counsel

cc:	Cecilia D. Blye, Chief
Office of Global Security Risk
Peggy Fisher
Assistant Director
Division of Corporation Finance